Exhibit 8.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
China Telecom Group Yellow Pages Information Company Ltd.	The People’s Republic of China

China Telecom Best Tone Information Service Co., Limited	The People’s Republic of China

China Telecom System Integration Co., Limited	The People’s Republic of China

Navict (Beijing) Information Consulting Co., Ltd.	The People’s Republic of China

Tianyi Telecom Terminals Company Limited (formerly known as Unicom Huasheng Telecommunications Technology Co. Ltd.)	The People’s Republic of China

China Telecom (Hong Kong) International Limited	Hong Kong Special Administrative Region

China Telecom (Macau) Company Limited (formerly known as China Unicom (Macau) Company Limited)	Macau Special Administrative Region

China Telecom (Americas) Corporation	Delaware, United States of America